Exhibit 99.4

International Conference Call

JBS S/A (JBSS3)

4Q24 Earnings Results Transcription

March 26th, 2025

Operator: Good morning and welcome to JBS, SA and JBS USA 4Q and the year of 2024 results conference call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will be given at that time. As a reminder, this conference is being recorded.

Any statements eventually made during this conference call in connection with the Company’s business outlook, projections, operating and financial targets, and potential growth should be understood as merely forecasts based on the Company’s management expectation in relation to the future of JBS. Such expectations, I highly depend on market conditions, on Brazil’s overall economic performance, and on industry and international market behavior, and therefore, are subject to change.

Are present with us today, Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Director.

Now I will turn the conference over to Gilberto Tomazoni, Global CEO of JBS. Mr. Tomazoni, you may begin your presentation.

Gilberto Tomazoni: Good morning, everyone. Thank you for joining us today for our earning calls.

Our 2024 financial results reaffirm the positive outlook we set for the year. We closed the period with a record net revenue of US$ 77.2 billion, reflecting 6% growth compared to 2023, and the net income of US$ 1.8 billion. EBITDA total US$ 7 billion with a consolidate margin of 9.3%.

These figures highlight the strength of our global multi-protein platform and the precision of our operational management, which enable us to capture opportunities across a wide range of market cycles and geographies.

With a sharp focus on operational excellence, we realigned underperforming business. Despite headwinds in the US market, JBS Beef North America delivered a result that outperformed 2023. In Brazil, Seara posted a strong recovery, reaching a 19.8% margin in the 4Q. This performance reflects gains from the commercial and operational improvements made throughout the year, Though we still see room for improvement, particularly in service level, pricing, and product mix, Seara has already issued US$ 416 million in Agribusiness Receivable Certificates, including a 30-year note in February, 2025; the longest-term debt ever issued in Brazil capital market.

It’s important to highlight that 2024 marked the second highest level of cash generation of JBS history, driven largely by our chicken and pork operations. JBS USA Pork delivered a consistent performance throughout the year, closing the 4Q with 13.5% margin, an increase of nearly 70 p.p. compared to the same period in 2023.

Pilgrim’s recorded the best performer in its history, margin grew from 9.8 to 14.7 in the Q4. While chicken consumption in North America hemisphere typically is low during the period, demands in the US remained strong across both retail and foodservice channels. Pilgrim’s success was driven by the discipline execution of its key customer strategy and well-diversified portfolio, allowing the business to navigate in a favorable market environment with agility and strength.

Our geography and protein diversification also allowed us to benefit from the favorable cattle cycles in Australia and Brazil, even as margin in the US remained under pressure due to the region’s current cattle cycle. In Australia, where the cycle is expected to remain positive in the coming quarters, we posted 10% margin for the year, supported by growing export, especially to the US.

In Brazil, JBS posted 7.7% margin for the year, driven by the record beef volume growth in both domestic and international market, productivity gain and new export certifications.

Our financial position remained solid. As we shared last year, the Company leverage ratio fell to more comfortable level, dropping from 4.42x to 1.89x EBITDA in US dollar between Q423 and Q424. In January 2025, the Company issued US$ 11.75 billion in bonds, achieving the lowest spread over US treasury ever recorded for a Brazilian corporate issuance.

Last Friday, we also announced the repayment of US$ 850 million in bonds due in 2030. I want to emphasize that JBS continues to deliver sustainable growth and value for our shareholders. In October 2024, we distributed US$ 850 million in dividends. In January 2025, additional 17 cents per share totaling US$ 380 million.

Given the Company’s strong cash position and low leverage, management has proposed for approval in the next General Shareholder Meetings, the distribution of US$ 773 million, equivalent at 35 cents per share, to be paid following shareholder’s approval.

We remain focused on unlocking long-term value through the dual listing of our share in Brazil and the United States. The initiative will strengthen our corporate governance and expand our investor base, attracting institutional investor with significant allocation capabilities. We firmly believe that move will drive lasting value for our shareholders, team members, and the areas around the world where we operate.

Our global diversification structure remains intact, supported by continuous investment in innovation and brand development allow us to build more resilience and higher value portfolio. We are also advancing in the research in biotechnology to develop innovative products and solutions to enhance the productivity for our portfolio and support the development in alternative proteins.

In Brazil, we are building the JBS Biotech Innovation Center, our new hub for Biotechnology Research & Development. In 2025, we entered in the eggs category, acquired 50% stake in Mantiqueira, South America’s largest eggs producer, a move aligned with our strategy of diversification, build brands and add values.

We also announced US$ 20 million investment in two of our largest beef processing facility in United States, aiming at increasing operational efficiency and add value to our production. In Jeddah, Saudi Arabia, we are preparing to launch our third Halal value-added processing plant in the Middle East. In Brazil, we are finalizing the construction of a new pork processing facility and a prepared food plant facility.

We are also moving forward with our investment plan in Nigeria. In partnership with the government and the local investors, we are developing a sustainable local supply chain to expand food production. Nigeria is one of the fastest growing populations in the world, today at 250 million and expected to reach 400 million by 2050, up from more than 2,500,000 today. According to the US projection, our goal is to support the country in its effort to combat food insecurity.

Each day we are building a more resilient Company and one of the consistent delivery, strong financial results across market cycles. But what I truly said as a part, isn’t just our scale, it is our team in the ability to operate with the agility as a small Company, to innovate, adapt, and relentless pursue excellence in everything we do, always with a focus on execution. As we move forward, we will continue to invest in our unique platform to ensure lasting efficiency performance and less volatility.

Finally, we are particularly proud that even in a scenario where one third of our business, JBS Beef North America, was operating at break-even, we are able still to deliver the following for our investor: Short-term growth, 6% increase in net revenue; investment to drive future growth, we invest in CAPEX 1.4 billion in 2024; value creation of shareholders, we paid 1.9 billion in dividends; and we are investing in innovation to differentiate and expand margins and with reduction of leverage and debts.

Thank you again for joining us today. And now I turn the call over to Guilherme, who will walk you through the financial results and more details. Guilherme, please, go ahead.

Guilherme Cavalcanti: Thank you, Tomazoni. Let’s now move on to the operational and financial highlights of the 4Q24 and the full year of 2024, starting on slide 11, please.

Net revenue for 4Q was a record, totaling US$ 20 billion. Adjusted EBITDA totaled US$ 1.8 billion and represents a margin of 9.2% in the quarter. Net profit was US$ 430 million in the quarter. Excluding for non-recurring items, adjusted net income would be US$ 970 million.

It’s also worth mentioning that the financial result was impacted by derivatives in the amount of US$ 162 million, of which US$ 142 million refers to the hedge operation, to the inflation to CDI swap of the local debentures. It is important to highlight that the cash impact of the 4Q24, was only US$7 million. Assuming that the current forward curves are maintained, a similar cash impact is expected in the coming quarters, although this amount may vary depending on the evolution of the market curves.

On the slide 12, we have the highlights of the year. Net revenue of 2024 was also a record, totaling US$ 77 billion. Adjusted EBITDA totaled US$ 7.2 billion dollars and represented a margin of 9.3% for the year. Net profit for 2024 was US$ 1.8 billion. Excluding the non-recurring items, the adjusted net income would be US$ 2.6 billion for the year.

Moving on to the next slide, operating cash flow in the quarter was US$ 1.8 billion. Free cash flow in the quarter was US$ 906 million.

On the next slide we have the cash flow for 2024. Free cash flow was US$ 2.3 billion and increasing approximately 400% year over year. It is important to highlight that we unwind approximately US$ 650 million in receivables discount in the 4Q24, and approximately US$ 450 million in the year. If we exclude this effect from the quarter and for the year, free cash flow would have been US$ 1.6 billion in the quarter and US$ 2.8 billion in 2024.

This amount was very close to the Company’s historical record for free cash flow, and in line with the 2024 breakeven EBITDA exercise of US$ 3.5 billion and effective cash tax rate of 25%.

The strong free cash flow in the period reflects the strength of the diversified platform, the operational performance of the business units and our financial discipline. For 2025, without considering a guidance, but doing the EBITDA break-even exercise of free cash flow in dollars, we can consider US$ 1 billion of net financial expenses, US$ 500 million in leasing expenses, US$ 650 million in biological assets disregarding possible variations linked to the grain prices, a total capital expenditure of US$ 2 billion, half of which will be for expansion mainly in prepared foods, better use of byproducts in the U.S. and increased efficiencies, and the other half for maintenance, ramp-up of working capital of US$ 250 million and effective cash tax rate of 25%.

Therefore, the free cash flow break-even is approximately US$ 4.5 billion. So just as an exercise, if you repeat the 2024 EBITDA in dollars, the free cash flow for the year would be approximately US$ 2 billion dollars after investing US$ 1 billion dollars in organic growth.

Moving on to the slide 15, the net debt for the year ended at US$ 13.66 billion, a reduction of US$ 1.7 billion compared to the previous years, refactoring the strong free cash flow generation in the period. I also would like to highlight some advances we have made in liability management, which allowed us to reach an average term of approximately 13 years and an average cost of 5.4% and significantly reduced the short-term debt.

We issued three local debentures of agribusiness receivables, both at JBS and Seara, which together with the Seara’s receivables issued in March 2025, totaling US$ 780 million. It’s worth noting that we made the first issuance of the agricultural receivables of a 30-year term. This series has been the longest operation in the Brazilian capital market.

In December, the Company also created its first commercial paper program to issue up to US$ 1 billion, generating a new source of funding. Finally, in January 2025, we also issued bonds totaling US$ 1.75 billion, with the demand reaching approximately US$ 10 billion.

Leverage in dollars in one year came down from 4.42x in 2023 to 1.89x in 2024. The decline is due to the expansion of the EBITDA and the reduction of the net debt due to the free cash flow generation. Furthermore, if we excluded the effects of the receivable discount mentioned above, leverage would end up the year at approximately 1.8x.

Low leverage combined with strong cash generation allowed us to provide an even higher compensation to shareholders. Thus, considering the payment of dividends in January, we distributed US$ 1.1 billion, equivalent to 8% dividend yield. Additionally, the Company’s management proposed for approval at the shareholders meeting the distribution of US$ 773 million, equivalent to US$ 0.30 per share, to be paid after its approval. It’s worth noting that we still have US$ 0.17 to be distributed if the dual listing is approved.

In continuation of our liability management strategy, last week we also announced the repurchase of US$ 850 million in bonds. Finally, we also reopened our share purchase program, which may reach up to 130 million shares. Even with the proposal for the payment of additional dividends that will be deliberated at the shareholders’ meeting, and the dividends promised after the implementation of the dual listing of 16 cents per share, we should remain within our comfort zone of our debtless policy with net debt to EBITDA ratio between 2 and 3x.

Over the last six years, ending in 2024, we have demonstrated a balanced approach to growth and return to shareholders, being US$ 4.6 billion in organic growth, US$ 3.3 billion in acquisitions, US$ 4.1 billion in dividends, and US$ 2.8 billion in share buybacks. It’s important to mention that all of this amount was financed with the Company’s cash generation.

I will now briefly go through the business units. Starting with Seara on slide 17, net revenue growth for the year was 15%, while profitability grew by a significant 13 p.p., reaching 17.7% EBITDA margin, a record for the year. This result is a consequence of a better commercial and operational execution, strong global demand for poultry and pork and expansion of the value-added portfolio.

Net revenue growth in the comparison between 4Q24 and 4Q23 was 27%, while profitability grew a significant 13.4 p.p., reaching 19.8 EBITDA margin. This EBITDA margin result is a record for the 4Q.

Moving on to the slide 18, in 2024, JBS recorded net revenue 23% higher than 2023, driven by higher volume sold, mainly in the international market. This result is due to a strong global demand in addition to the favorable beef cycle in the period, resulting in greater availability of animals for slaughter. Thus, the EBITDA margin reached 7.7% and increase of 3.5% p.p. year over year.

In 4Q24, JBS Brazil recorded net revenue 36% higher than the 4Q23, driven by higher volumes sold in the international market and prices in the domestic market. Thus, EBITDA margin reached 6.6%, an increase of 0.8% p.p. year over year.

Moving on to slide 19, and now speaking in dollars and in USGAAP, JBS Beef North America net revenue in 2034 grew 4% compared to the previous year. The improvement in profitability in 2024, despite a more challenging cycle than in 2023, is the result of the successful execution of the Company’s strategy. Compared to the 4Q24, net revenue grew 2% year on year, with an EBITDA margin for the period of 1.3%. Profitability continues to be pressured by the challenging beef cycle, which has kept the price of live cattle at high levels.

On slide 20, we have JBS Australia. In the annual comparison, the 7% revenue growth is the result of higher volumes sold in the beef exports, in addition to the increase in average prices. EBITDA margin reached 8.8%, an increase in 2 p.p. in the annual comparison. In the 4Q24, revenue growth of just 2% reflects the impact of operational disruptions in the salmon unit due to the weather consequences, but which were offset by the performance of the beef.

Turning on to the JBS USA Pork, net revenues for the year grew 5% year over year, reflecting high prices and volumes, driven by strong demand. Pork consumption is also being supported by the average price of beef, which remains at high levels. Net revenue for the quarter fell 5% compared to Q423, reflecting lower volumes sold in the period given that the quarter had one less fiscal week.

Pilgrim’s Pride, as highlighted on slide 22, recorded a 3% increase in net revenue for the year. Throughout 2024, the Company’s results reflected strong demand for chicken in the various regions in which it operates and successful execution of its strategy. The EBITDA margin for PPC for the year was 12.4%.

With that in mind, I would like to open for our Q&A session.

Question and Answer Session

Operator: Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, please press the button “raise hand” and wait for the operator. If at any time you would like to remove yourself for the Q&A please press the button “lower hand”.

And our first question comes from Ben Theurer, with Barclays. Please, go ahead

Ben Theurer, Barclays: Yeah, good morning, Tomazoni, Gui. Thank you very much for taking space for some questions. So two ones to follow up. So one, just really more like the market conditions right now in Brazil, obviously it was a very strong year, especially at Seara with strong exports, etc., now we’ve seen recently a little bit of more cost pressure with Brazilian corn and maybe also the meal prices going a little bit higher. So any commentary that you have as to the ability to maybe pass on some of that incremental cost pressure that you’re seeing on a year over year basis.

And then my second question is for Gui, as it relates to just different milestones listing in the US. Is it fair to assume that you’ve filed with the SEC, once approved, it’s that 45 days, and then you need to get the vote. And then when do you think that approval comes in? So should we think about this is 3Q, 4Q events? So anything that you can share as per timeline that would be appreciated.

Guilherme Cavalcanti: Okay Ben. So, I’ll start with the second question. So, we did the filing yesterday, then we have a time for SEC to answer. If SEC doesn’t have any more questions, we can ask for the registration, then they have some time to grant the registration. With registration in hands, we can call the General Assembly, as you mentioned, for 45 days. And once approved in the General Assembly, then we have the implementation period, where there are also things that’s not in our control, such as custodian of shares, so on and so forth.

We estimate around 30 days, but that’s not in our control. So given this, I think in the best-case scenario, I think Q3 would be the estimate for being already listed in US.

Ben Theurer: Perfect.

Gilberto Tomazoni: And Ben, you mentioned about the pression of costs in grain. Nowadays, Brazil is paying a premium. The higher price in the world for corn is in Brazil. But this is a, I think this is a one-time circumstance, because the Brazilian producer with this discussion of tariff, they are stopped to sell in order to wait for what happens in the short term. And I believe this taxation in the corn will be already in the price of the corn in Brazil.

But this is one thing. The other side, if you look at the crops in Brazil and the planting, the conditions so far, because we are now at a critical moment in terms of weather forecasts, if the weather forecast confirms that it is okay in Brazil and US, we see a good perspective of stronger crop. And we see that the cost of the corn remains stable, and not to go up and down. Maybe there is opportunity for down sign in Brazil.

I believe that when we’re clear about this tariff, the price of the corn, I think that the tendency would be to drop, not go up. And with this cost, I think we are able to manage with efficiency in our process and management mix and mix of channels and mix of portfolio. If you are able to manage that Seara is doing so well in the last quarter because the start of the cost will be higher in that quarter, we see that we will face, of course, impact in the cost in the beginning, but I strongly believe that with the strong demand we have in chicken, in pork domestically and in export, we are able to manage this cost.

Ben Theurer: Perfect. I’ll go back in the queue. Thank you.

Operator: And our next question comes from Andrew Strelzik, BMO. Please, go ahead

Andrew Strelzik, BMO: Well, there we go. Good morning, thanks for taking the questions. I had two. The first one is more specifically on tariffs and how you think the business is positioned with respect to potential changes in trade flows. Do you see tariffs, you know, as a net positive or negative for your more global business? And have you seen any impacted trade flows so far?

Wesley Batista: Andrew, good morning. Wesley here. So it’s difficult to predict exactly what is going to happen with tariffs because when you talk about tariffs, there’s tariffs, then you have to, you know, there are many variables at the same time. There’s counter tariffs, there is what’s going to happen with exchange rates. I mean, there’s many things. There are many variables moving at the same time, so predicting before it happens is very difficult. But given our portfolio of business within Beef North America, globally, we think that we’re the best positioned in this industry to be able to take any benefits, if there are any, and mitigate risks, if there are any too, and be able to solve our operations.

We have operations in Canada, operations in Mexico, we have operations in Australia and Brazil that can have some benefits as well depending on what happens. And also, when it comes to the US market, Andrew, obviously the export part of our business is very relevant, but it’s not the primary business we have. So our main business is the domestic market and we’re confident about the US domestic market.

So all in all, I think it’s difficult to predict and we’re going to need a few weeks with whatever tariffs come our way to see what exactly the impact, and then from there see what the impact is. But again, having operations across many different countries really creates a unique situation where we can mitigate those risks.

Andrew Strelzik: Okay, that’s helpful. And then my other question is about the beef dynamics outside of the US. The Australia margins in the quarter were a little softer than we had anticipated. It sounds like that was not in the beef business, that was more in the aquaculture business, but your outlook commentary sounds like you’d expect margin expansion in Australia in 25.

So I just wanted to make sure I understand what exactly is going on there. And then, you know, you don’t have the same type of outlook commentary for the Brazil beef business. So if you could just compare the outlook for Brazil beef in 25 versus 24. Thank you.

Gilberto Tomazoni: Ben, in Australia, the herd, the availability of the cattle is there. In reality, it was a climate challenge in Australia, significant rainfall in Queensland, in the north, drove cattle price up more than expected. In contrast, drought in the south means saltier process. We also buy cattle in Queensland, adding more demand for cattle and pressure on price. This was the reason.

The cattle is there. Now we see with this situation, we are extending the positive cycle for cattle in Australia. And the demand for beef and lamb is very strong in Australia and outside of Australia to export. We are very positive with this with the cycle of beef in Australia.

In Brazil I believe we found a moment, a position in the market that there is a balance between the availability of cattle and demand from the market. I think it was positive because, you know, Brazil increased around 18%. So 18% more harvest in terms of cattle in Brazil last year. 18 is a lot. And it was good because the sector processors were able to increase capacity and absorb the additional offer from the market. And then the price was down, and up, and now I think we reached a balance between the price of cattle and the market, in the situation in the market, because the demand in the market is very strong. Brazil is demanding a lot, we increased the volume in Brazil, we increased the volume in export. And we see that the margin for the next year will be more in line with our 4Q’s.

Andrew Strelzik: Great, thank you very much.

Operator : And our next question comes from Priya Ohri-Gupta, Barclays. Please, go ahead

Priya Ohri-Gupta, Barclays: Hi, good morning. Thank you so much for taking the questions. Guilherme, one just clarification, if you could help us out. So if we think about slide 15, where you walk through some of the debt issuance and debt reduction activity that’s happened in calendar 2025, it looks like you guys issued about US$ 1.9 billion in debt and then have repaid about US$ 2 billion. That includes the US$ 850 that was announced last week. Is that the right way to think about it? Or is the US$ 850 on top of the 2 billion that you have highlighted in slide 15?

Guilherme Cavalcanti: So basically, we issued US$ 1.75 billion, then we issued R$ 800 million, so converted is more or less the figure that you mentioned. And then we already paid US$ 1.1 billion in trade finance and now announced US$ 850 million of the bond co-exercised. So more or less US$ 2 billion of new issuance and US$ 2 billion of redemption in fact.

We also have a remaining part of the call of the bond that we exercised of around US$ 480 million that in case of cash generation in the next quarter, we may be exercising this call still in this year.

Priya Ohri-Gupta: Okay, thank you. And then I think in the filing you mentioned that the 150 million was contingent on the receipt of the PPC dividend, but that would seem incremental in terms of 1.2 billion. And then at Cagney, you had also talked about potentially using 1 billion of free cashflow if there were no M&A activities to think about debt paydown.

So I guess, could you help us think through over the course of the year, like, is it just the remaining 450 that’s on the 2030s that could be repaid, or is there a higher amount that we should think about in aggregate, just given some of the moving pieces that you have with the share buyback and the growing dividend?

Guilherme Cavalcanti: I think it’s too early to say. Let’s see throughout the year what are the opportunities and the cash generation. Of course, the co-exercise is the easiest ones to do because I don’t need to do a tender and I have the assuredness of that debt that we draw, the notes.

So again, let’s see, it depends throughout the year, how we see the developments. If we’re having more cash generation, then we’ll be looking at capital allocation. I think it’s too early to say, given that 1Q is always the quarter that seasonality we consume cash.

Priya Ohri-Gupta: Okay, that’s very helpful. And then just one for you, Wesley, could you share with us what you guys are seeing around food service in terms of some of the different proteins and demand that you’re seeing from consumers? We’re just getting some sort of mixed of more cautionary commentary from some of the branded CPG guys. So, I would love to get your perspective on that.

Wesley Batista: Yeah, Priya, we are seeing the difference, not as pronounced as maybe you’re hearing maybe from other companies between the food service and retail. Retail is being stronger. But actually, our food service business is growing a lot. It’s probably we’re gaining share, we’re being more participative in this market.

We’ve heard similar in the market to what you’re saying, but overall, we’re actually advancing in this market and producing more and then selling more to food service. So we’re probably just gaining share in this market given the information we’re gathering in the market.

Priya Ohri-Gupta: Great, thank you so much.

Gilberto Tomazoni: We see a strong demand for protein globally in all of the markets, chicken, pork, beef. I think this is a tendency. People eat more protein.

Priya Ohri-Gupta: Thank you.

Operator: And our next question comes from George Bailey, Lord Abbett. Please, go ahead

George Bailey, Lord Abbett: Sorry. My question has been answered. Thank you.

Operator: And our next question comes from Isabella Sun, Mizuho Group. Please, go ahead

Isabella Sun, Mizuho Group: Hi. So in the US beef business, the US$ 200 million of CAPEX upgrades to the two beef processing facilities, we’re wondering how’s that going to improve efficiencies and value add, and what will it enable JBS to do differently? And if there’s any opportunities for similar investments and improvements in the USA Pork. Thank you.

Wesley Batista: Hi, Isabella. So, good morning. On the beef side, these two investments are, you know, we’ve invested a lot in the last year in our Granada, Nebraska plant, which is out of our beef plants, the largest in the US. Now we’re investing in the next two largest plants we have. Here in Greeley, you know, cattle is getting heavier and heavier, you know, since last year, cattle is becoming heavier and heavier, you know, our distribution center has become a bottleneck in this plant, so affecting customer service, and sometimes the volume we’re able to attain in the Colorado plant here.

So US$ 50M of that US$ 200 million would be the investment in building a new distribution center here, which would remove that big bottleneck for us and improve our customer service for customers. And in Texas, the US$ 150 million would be a new fabrication room, which would bring it to probably be the most modern fabrication room in the US and it would open also space for us to increase our ground beef production and be able to do more cuts and be ready for more value-added in the future with smaller primals with more value add in our product that we process there.

With those two investments, our beef plants in the US, especially our larger beef plants in the US, are going to be among the most modern plants in the country and ready for the future. We don’t do these investments thinking about the next two years, the next three years; we’re looking really at this business for the next decades to come, and we want to make sure our plants are really ready for that.

And look, our pork business is a business that we’ve grown a lot in the past. We’ve just invested a lot in the prepared food side of it. We have two plants that were greenfield plants that we’ve built. Now one is mature 100%, the other one is really close to being 100% mature and with a ramped-up volume. So we’ve had good success there.

We’re going to continue to evaluate ways for us to continue to add value on prepared foods in this part of the business and to continue to increase our business in pork as well as, it is a business that we really enjoy and it’s one of our most consistent businesses in performance and it’s for sure a business that, given the opportunity, we’re going to look at continuing to grow.

Isabella Sun: Great, thank you so much.

Operator: Ladies and gentlemen, there have been no further questions, I would like to pass the floor to Mr. Gilberto Tomazoni. Mr. Tomazoni, you may go ahead.

Gilberto Tomazoni: Thank you all for joining our earning call. We are very pleased with the result we are delivering. As I mentioned at the top of the call, we are creating value-driven growth and investing in differentiation, keys to sustainably expanding our margin. We delivered what we said we would, reducing leverage and cutting debt in a time of significant global shift.

Our diversified platform is a powerful asset to enable us to navigate in the complexity across the market. And I will take the opportunity also to thank our team. Whenever I’m asked about our strategy, my answer is always the same: Our strategy is to have the best team. So thank you to our more than 275.000 team members around the world for making this result possible. Thank you so much!

Operator: This is the end of the conference call held by JBS. Thank you very much for participation and have a nice day.